United States securities and exchange commission logo





                          August 19, 2020

       Kenneth Tapp
       Chief Executive Officer
       MjLink.com, Inc.
       3465 Gaylord Court, Suite A509
       Englewood, CO 80113

                                                        Re: MjLink.com, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed August 7,
2020
                                                            File No. 024-11154

       Dear Mr. Tapp:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2020 letter.

       Amendment No. 4 to Offering Circular

       Cover Page

   1. We note the disclosure you added regarding Ken Tapp's beneficial ownership in the company in response to
prior comment 1. Disclose that the 7.58% beneficial ownership of Ken Tapp, through
LVC Consulting, is on a fully diluted basis assuming full
                                                        conversion of the
company's outstanding Preferred Shares. In addition, disclose the percentage of currently
outstanding shares of Class A common stock LVC Consulting
                                                        owns.
 Kenneth Tapp
FirstName LastNameKenneth Tapp
MjLink.com,  Inc.
Comapany
August 19, NameMjLink.com,
           2020            Inc.
August
Page 2 19, 2020 Page 2
FirstName LastName
Company History Overview, page 3

2. You disclose that the company continues to operate as a division of Social Life Network.
         Given the small minority interest that Social Life Network holds in MjLink, please clarify the nature of the relationship between these two companies, including the level of control by Social Life Network over MjLink and the extent to which funds will flow between the two companies. If the relationship is a result of common control by Ken Tapp over both companies, please clarify that this is the case and provide risk factor disclosure of the conflicts of interest of Mr. Tapp due to his equity interests, voting interests and fiduciary duties at both companies.
Directors, Executive Officers and Corporation Governance, page 47

3. Please remove the advisors from your list of executive officers and directors on page 47.
         In addition, since Leslie Bock is no longer a director of the company as of July 10, 2020, please advise why he signed the offering statement as a director. Certain Relationships and Related Party Transactions, page 51

4. We note the disclosure you added in response to prior comment 4. Please also disclose the consideration paid by your officers and directors and their affiliates for the Class A common shares and Preferred Shares they were issued.
Security Ownership of Management and Certain Security Holders, page 51

5. You disclose that you have 10,068,087 preferred shares issued and outstanding, but only
         1,200,000 preferred shares are discussed on page 51 and disclosed in the table on page
         52. Please advise who owns the balance of your preferred shares. Confirm that no holder of your preferred shares beneficially owns more than five percent of your Class A common stock assuming conversion of the preferred shares. Description of Capital Stock
Class B Common Stock Shares, page 54

6.       Disclose whether you have any plans or arrangements to issue the Class
B Common
         Stock. Specifically disclose whether you intend to issue this stock to Ken Tapp or any of his affiliates. In this regard, we note that Mr. Tapp holds all 25 million shares of similar
         Class B common stock of Social Life Network. Disclose here and provide risk factor disclosure that, due to the fact that the Class B Common Stock has 100 votes per share, the issuance of Class B Common Stock could be used to give voting control over MjLink to a person or persons without shareholder approval.
Preferred Shares, page 54

7.       Disclose that the Preferred Shares have no voting rights.
 Kenneth Tapp
FirstName LastNameKenneth Tapp
MjLink.com,  Inc.
Comapany
August 19, NameMjLink.com,
           2020            Inc.
August
Page 3 19, 2020 Page 3
FirstName LastName
Note 1 - Organization and Description of Business
Financial Statement Presentation, page F-7

8. We note your response to prior comment 6 and there continues to be references to interim presentation and disclosures. Please review your financial statement presentation and disclosures as well as the audit report for the following and revise or remove accordingly:
             The Financial Statement Presentation disclosure on pages F-7 and 33 and Note 2
              Basis of Presentation continue to contain language that only relate to interim disclosures.
             The captioning of your financial statements as "condensed" relates to interim presentation. Additionally, the auditor's report should correctly identify and refer to each of the financial statements, see AU-C 700.25.
General

9. We note your response to prior comment 1. The offering circular, however, continues to refer to Social Life Network as MJLink's parent. See, e.g., disclosure on pages 39, 40, 41 and 51, as well as the footnotes to the executive compensation table and the beneficial ownership table. Please remove references to Social Life Network, Inc. currently being
         MjLink's parent company.
10. We note your response to prior comment 8. It does not appear, however, that any changes have been made to the disclosure in Item 6 of Part I. Therefore, we reissue the comment.
         Please revise Item 6 of Part 1 to provide the required information on unregistered securities issued in the past year, including the May 9, 2020 issuance of Class A common shares and July 11, 2020 issuance of Preferred Shares.
11. We note the addition of disclosure that you will accept Bitcoin and Ethereum as payment for the securities being offered. Please clarify the following:
             how you will value the Bitcoin and Ethereum initially and on an ongoing basis;
             how you will determine the amount of securities to which a purchaser will be entitled and at what point you will determine the number of shares;
             who will bear the risk of a downturn in price of the Bitcoin and Ethereum between the time it is delivered to the company and the time that the company determines the amount of securities to be issued;
             how you will hold and secure the Bitcoin and Ethereum that you receive prior to receiving the minimum offering amount to close the offering; and
             whether you intend to hold the Bitcoin and Ethereum that you receive for investment or convert them into fiat currency immediately upon receipt or soon thereafter.
 Kenneth Tapp
FirstName LastNameKenneth Tapp
MjLink.com,  Inc.
Comapany
August 19, NameMjLink.com,
           2020            Inc.
August
Page 4 19, 2020 Page 4
FirstName LastName
       You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Frederick M. Lehrer